                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D*

                  Under the Securities Exchange Act of 1934

                      MEDICAL TECHNOLOGY SYSTEMS, INC.
                      --------------------------------
                              (Name of Issuer)

                         $.01 Par Value Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                 5846 2R 505
                               --------------
                               (CUSIP Number)

                          Todd E. Siegel, President
            12920 Automobile Boulevard, Clearwater, Florida 34622
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              October 20, 1993
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.





                              Page 1 of 8 Pages

-------------------------------                  -------------------------------
 CUSIP NO.  58462R505                                      Page   2   of   8
                                                                 ---      ---
-------------------------------                  -------------------------------

============================================================================================================================
              Names of Reporting Person
      1       SS or IRS Identification Nos. of Above Person
              TODD E. SIEGEL
----------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group
      2                                                                                                         (a) / /
                                                                                                                (b) / /
----------------------------------------------------------------------------------------------------------------------------
              SEC use only
      3

----------------------------------------------------------------------------------------------------------------------------
              Source of Funds
      4
                       OO
----------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               / /
      5

----------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                       USA
----------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7               636,082 (INCLUDES CURRENTLY EXERCISABLE OPTIONS TO
                                           ACQUIRE 60,000 SHARES)
                     -------------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially          8
     owned by each                         -0-
   reporting person  -------------------------------------------------------------------------------------------------------
         with                      Sole dispositive power
                           9               636,082 (INCLUDES CURRENTLY EXERCISABLE OPTIONS TO ACQUIRE
                                           60,000 SHARES)
                     -------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                           -0-
----------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       636,082 (INCLUDES CURRENTLY EXERCISABLE OPTIONS TO ACQUIRE 60,000 SHARES)
----------------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                  / /
      12

----------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                       10.8%
----------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person
      14
                       IN
============================================================================================================================




                              Page 2 of 8 Pages

-------------------------------                  -------------------------------
 CUSIP NO.  58462R505                                      Page   3   of   8
                                                                 ---      ---
-------------------------------                  -------------------------------

============================================================================================================================
              Names of Reporting Person
      1       SS or IRS Identification Nos. of Above Person
              SIEGEL FAMILY QTIP TRUST
----------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group
      2                                                                                                         (a) / /
                                                                                                                (b) / /
----------------------------------------------------------------------------------------------------------------------------
              SEC use only
      3
----------------------------------------------------------------------------------------------------------------------------
              Source of Funds
      4
                       OO
----------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5
                                                                                                                    / /
----------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                       FLORIDA
----------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                           390,313
                      ------------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially          8
     owned by each                         -0-
   reporting person  -------------------------------------------------------------------------------------------------------
         with                      Sole dispositive power
                           9
                                           390,313
                     -------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                           -0-
----------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       390,313
----------------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      12
----------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                       6.6%
----------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person
      14
                       OO
============================================================================================================================



                              Page 3 of 8 Pages

-------------------------------                  -------------------------------
 CUSIP NO.  58462R505                                      Page   4   of   8
                                                                 ---      ---
-------------------------------                  -------------------------------

============================================================================================================================
              Names of Reporting Person
      1       SS or IRS Identification Nos. of Above Person
              JADE PARTNERSHIP
----------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group
      2                                                                                                         (a) / /
                                                                                                                (b) / /
----------------------------------------------------------------------------------------------------------------------------
              SEC use only
      3
----------------------------------------------------------------------------------------------------------------------------
              Source of Funds
      4
                       OO
----------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

----------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                       FLORIDA
----------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                           390,313
                     -------------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially          8
     owned by each                         -0-
   reporting person  -------------------------------------------------------------------------------------------------------
         with                      Sole dispositive power
                           9
                                           390,313
----------------------------------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                           -0-
----------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       390,313
----------------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      12
----------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                       6.6%
----------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person
      14
                       PN
============================================================================================================================



                              Page 4 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

         Title of Securities:              Common Stock $.01 par value ("Common
                                           Stock") of Medical Technology
                                           Systems, Inc. ("Issuer")

         Name and Address of Issuer:       Medical Technology Systems, Inc.
                                           12920 Automobile Boulevard
                                           Clearwater, Florida 34622

ITEM 2.  IDENTITY AND BACKGROUND FOR TODD E. SIEGEL.

         Item 2.(a)       Name:
                          Todd E. Siegel

         Item 2.(b)       Business Address:
                          12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(c)       Occupation:
                          President and Chief Executive Officer of the Issuer 12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(d)       Criminal Proceedings:
                          None

         Item 2.(e)       Civil Proceedings:
                          None

         Item 2.(f)       U.S.A.

ITEM 2.  IDENTITY AND BACKGROUND FOR SIEGEL FAMILY QTIP TRUST.

         Item 2.(a)       Name:
                          Siegel Family QTIP Trust

         Item 2.(b)       Business Address:
                          12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(c)       Principal Business:
                          Investor
                          12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(d)       Criminal Proceedings:
                          None

         Item 2.(e)       Civil Proceedings:
                          None

         Item 2.(f)       U.S.A.



                              Page 5 of 8 Pages

ITEM 2.  IDENTITY AND BACKGROUND JADE PARTNERSHIP.

         Item 2.(a)       Name:
                          JADE Partnership

         Item 2.(b)       Business Address:
                          12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(c)       Principal Business:
                          Investor
                          12920 Automobile Boulevard
                          Clearwater, Florida 34622

         Item 2.(d)       Criminal Proceedings:
                          None

         Item 2.(e)       Civil Proceedings:
                          None

         Item 2.(f)       U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Todd E. Siegel entered into an employment agreement on September 1, 1994, pursuant to which he elected to receive 160,769 shares of the Issuer's Common Stock in lieu of cash compensation for fiscal year 1996. Mr. Siegel acquired the remaining 25,000 shares of Common Stock held in his name from the Issuer prior to becoming a reporting person.

         The 390,313 shares currently owned by the JADE Partnership (the "Partnership") were transferred to the Partnership by Siegel Family Limited Partnership (the "Limited Partnership") in 1994 for estate planning purposes. In 1991, the Limited Partnership obtained the shares from the Siegel Family QTIP Trust (the "QTIP"), of which Todd Siegel is the Trustee.

ITEM 4.  PURPOSE OF TRANSACTION.

         Prior to October 20, 1993, Mr. Siegel's beneficial interest in the Common Stock of the Issuer was less than 5%. Harold Siegel, Todd E. Siegel's father, was the Trustee of the Siegel Family Revocable Trust ("Revocable Trust"), which was the managing general partner of the Limited Partnership. Prior to October 20, 1993, Harold Siegel, as Trustee of the Revocable Trust, beneficially held 390,313 shares of Common Stock and all of the Voting Preferred Stock of the Issuer resulting in 71% voting control of the Issuer. On October 20, 1993, Harold Siegel died and the Revocable Trust provided for the transfer of its assets into the Siegel Family QTIP Trust ("QTIP"). Upon his father's death, Todd Siegel became the trustee under the QTIP, thereby acquiring beneficial ownership of the Common Stock and Voting Preferred Stock. On November 3, 1993, the Issuer reported the change on a Form 8-K. In 1994, the QTIP transferred its interest from the Limited Partnership to the Partnership.

         Also prior to October 20, 1993, Todd Siegel held 25,000 shares of Common Stock, constituting less then 5% of the outstanding Common Stock. Since that time, Mr. Siegel has acquired 160,769 shares in lieu of cash compensation, pursuant to his employment agreement (see Item 3).

         In 1994, Mr. Siegel obtained options to purchase 40,000 shares under his employment agreement. In 1996, Mr. Siegel obtained options to purchase 20,000 shares under the Non-Qualified Stock Option Agreement incorporated by reference as Exhibit 3.





                              Page 6 of 8 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a)       Aggregate number of shares of Common Stock of the
                          Issuer: 5,903,788 shares were outstanding as of October 25, 1996, as contained in the Schedule 14A filed with the Commission on October 28, 1996. The percentage of the shares of Common Stock held by Mr. Siegel is 10.8%

         Item 5.(b) Mr. Siegel has sole voting power over 636,082 shares of Common Stock (includes options to purchase
                          60,000 shares).

         Item 5.(c)       None

         Item 5.(d)       None

         Item 5.(e)       Not Applicable



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Siegel is the trustee of the QTIP, which is the managing partner of the Partnership, which owns all of the 6,500,000 shares of the Issuer's Voting Preferred Stock. Holders of the Voting Preferred Stock are entitled to cast 2 votes per share on any matter on which the Common Stock is entitled to vote. As managing partner of the Partnership, the QTIP has control over the Voting Preferred Stock and as trustee of the QTIP, Mr. Siegel has control over the QTIP. As a result, Mr. Siegel has 72.1% of the total voting control of the Issuer.

         Mr. Siegel has an employment agreement with the Issuer pursuant to which he may elect to receive shares of Common Stock in lieu of cash compensation. In fiscal year 1996, Mr. Siegel elected to receive 160,769 shares, at a price of $0.25 per share, in lieu of receiving cash compensation.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.       Amended and Restated Siegel Family Revocable Trust*

         Exhibit 2.       Form of Todd Siegel's Employment Agreement*

         Exhibit 3.       Non-Qualified Stock Option Agreement*

         Exhibit 4.       JADE Partnership Agreement

         Exhibit 5.       Joint Filing Agreement

* Incorporated herein by reference to the Issuer's Form 10-K for the year ended March 31, 1995.





                              Page 7 of 8 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 1997



                          /s/  TODD E. SIEGEL
                         -----------------------------------------------------
                                            Todd E. Siegel

                         JADE PARTNERSHIP


                         By: /s/  TODD E. SIEGEL
                            --------------------------------------------------
                            Todd E. Siegel, Trustee of The Siegel Family QTIP Trust, as Managing General Partner

                         SIEGEL FAMILY QTIP TRUST


                         By: /s/  TODD E. SIEGEL
                            --------------------------------------------------
                                         Todd E. Siegel, Trustee





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





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